UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934)

(Amendment No. 3)*

VERANO HOLDINGS CORP.

(Name of Issuer)

Class A subordinate voting shares

(Title of Class of Securities)

92338D101

(CUSIP Number)

George Archos

Chief Executive Officer

224 West Hill Street, Suite 400

Chicago, Illinois 60610

(312) 265-0730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92338D101	13D/A	Page 1 of 7 Pages

1	NAME OF REPORTING PERSONS George Archos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,672,383 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,672,383(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,672,383(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (1), (2)
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1) Includes 8,843 Class A Subordinate Voting Shares of the Issuer (“Subordinate Voting Shares”) underlying stock options granted to Mr. Archos under the Verano Holdings Corp. Stock and Incentive Plan (the “Plan”), which are currently exercisable. Each stock option is exercisable for Class B Proportionate Voting Shares of the Issuer (“Proportionate Voting Shares”), provided that any awards granted under the Plan may be settled in Subordinate Voting Shares based on a ratio of 100 Subordinate Voting Shares for each Proportionate Voting Share, which is the intention of the board of directors of the Issuer, and as such, the information with respect to such stock options and the Plan is denominated solely in Subordinate Voting Shares applying such exchange ratio. Assuming the conversion to Subordinate Voting Shares, the exercise price of the stock options is $23.17 ($30.60 Canadian dollars) as of December 27, 2023.

(2) The percentage is calculated based on an aggregate of 344,082,939 Subordinate Voting Shares outstanding (consisting of (i) 344,074,096 Subordinate Voting Shares outstanding as of December 27, 2023, plus (ii) 8,843 Subordinate Voting Shares underlying exercisable stock options granted to Mr. Archos under the Plan).

CUSIP NO. 92338D101	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Archos Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,420,790
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,420,790
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,420,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

(1) The percentage is calculated based on an aggregate of 344,074,096 Subordinate Voting Shares outstanding as of December 27, 2023.

CUSIP NO. 92338D101	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Copperstone Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,817,688
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,817,688
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,817,688
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

(1) The percentage is calculated based on an aggregate of 344,074,096 Subordinate Voting Shares outstanding as of December 27, 2023.

CUSIP NO. 92338D101	13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS GP Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,154,606
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,154,606
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,154,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

(1) The percentage is calculated based on an aggregate of 344,074,096 Subordinate Voting Shares outstanding as of December 27, 2023.

CUSIP NO. 92338D101	13D/A	Page 5 of 7 Pages

SCHEDULE 13D

This Amendment No. 3 on Schedule 13D (this “Schedule 13D/A”) amends the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2022 by George Archos, Archos Capital Group, LLC, an Illinois limited liability company (“Archos Capital”), Copperstone Trust, an Illinois trust (“Copperstone”), GP Management Group, LLC, an Illinois limited liability company (“GP Management”), 3PLGK, LLC, an Illinois trust (“3PLGK”), and The George P. Archos Irrevocable Trust, an Illinois trust (the “Trust”), as previously amended and restated by (i) Amendment No. 1 to Schedule 13D filed with the SEC on May 1, 2023 by Mr. Archos, Archos Capital, Copperstone, GP Management, 3PLGK and the Trust, and (ii) Amendment No. 2 to Schedule 13D filed with the SEC on September 18, 2023 by Mr. Archos, Archos Capital, Copperstone and GP Management (collectively, the “Prior Schedule”). Unless otherwise defined herein, capitalized terms used in this Schedule 13D/A have the meanings ascribed to them in the Prior Schedule. Unless amended or supplemented below, the information in the Prior Schedule remains unchanged.

This Schedule 13D/A is being filed to disclose a disposition of shares by certain Reporting Persons.

Item 3.	Source or Amount of Consideration.

Item 3 of the Prior Schedule is hereby amended by incorporating the information in Item 4 of this Schedule 13D/A by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Prior Schedule is hereby amended by adding the following:

For estate planning and family investment purposes of Mr. Archos, on December 28, 2023, Copperstone, which is controlled by Mr. Archos, transferred beneficial ownership of (i) 10,204,082 Subordinate Voting Shares to E&P Archos Holdings, LLC, a Florida limited liability company and (ii) 10,204,082 Subordinate Voting Shares to E&P Archos Holdings II, LLC, a Florida limited liability company (together, the “LLCs”). As a result of the transfers, Mr. Archos received a 2% membership interest in each of the LLCs and a note secured by security interests in membership interests of the LLCs.

The other members of the LLCs are irrevocable trusts, which are not controlled by any of the Reporting Persons. Each of the LLCs is managed by a board of managers, and none of the Reporting Persons control the LLCs or otherwise have voting or dispositive power over the shares held by the LLCs. Such shares are no longer beneficially owned by any of the Reporting Persons.

CUSIP NO. 92338D101	13D/A	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As of December 29, 2023, (i) Mr. Archos may be deemed to beneficially own 30,672,383 Subordinate Voting Shares, which represents approximately 8.9% of the outstanding Subordinate Voting Shares (including Subordinate Voting Shares underlying equity awards of Mr. Archos that are exercisable within 60 days of December 29, 2023), (ii) Archos Capital may be deemed to beneficially own 4,420,790 Subordinate Voting Shares, which represents approximately 1.3% of the outstanding Subordinate Voting Shares, (iii) Copperstone may be deemed to beneficially own 1,817,688 Subordinate Voting Shares, which represents approximately 0.05% of the outstanding Subordinate Voting Shares and (iv) GP Management may be deemed to beneficially own 10,154,606 Subordinate Voting Shares, which represents approximately 3.0% of the outstanding Subordinate Voting Shares. Such percentages are calculated based on (a) with respect to Mr. Archos, an aggregate of 344,082,939 Subordinate Voting Shares outstanding (consisting of 344,074,096 Subordinate Voting Share outstanding as of December 27, 2023, plus 8,843 Subordinate Voting Shares underlying exercisable stock options granted to Mr. Archos under the Plan) and (b) with respect to the other Reporting Persons, an aggregate of 344,074,096 Subordinate Voting Shares outstanding as of December 27, 2023.

(b) The following table sets forth the Reporting Persons’ sole and shared voting power of Subordinate Voting Shares as of December 29, 2023.

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
George Archos	30,672,383	0	30,672,383	0
Archos Capital Group, LLC	4,420,790	0	4,420,790	0
Copperstone Trust	1,817,688	0	1,817,688	0
GP Management Group, LLC	10,154,606	0	10,154,606	0

(c) Annex A attached hereto lists all transactions in Subordinate Voting Shares during the past 60 days by the Reporting Persons. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Subordinate Voting Shares in the 60 days preceding the date hereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2023

/s/ George Archos
George Archos

ARCHOS CAPITAL GROUP, LLC

By:	/s/ George Archos
Name:	George Archos
Title:	Member

COPPERSTONE TRUST

By:	/s/ George Archos
Name:	George Archos
Title:	Trustee

GP MANAGEMENT GROUP, LLC

By:	/s/ George Archos
Name:	George Archos
Title:	Manager

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to Subordinate Voting Shares effected in the last 60 days by the Reporting Persons or on behalf of the Reporting Persons in respect of Subordinate Voting Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 29, 2023.

Date	Effected By	Nature of Transaction	Amount	Price
12/14/2023	George Archos	Acquisition from the settlement of vested restricted stock units under the Plan	35,214	$0
12/19/2023	George Archos	Open market sale related to “sell to cover” transaction with respect to tax obligations arising from the settlement of restricted stock units	10,281	$3.85[1]

1 Represents a weighted average sale price for multiple sale transactions ranging from $3.705 to $4.051 per share, as converted from Canadian dollars. Mr. Archos hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.